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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC  20549
                              FORM 12b-25

                     NOTIFICATION OF LATE FILING

SEC File No. 1-9547

[ X ] Form 10-K and Form 10-KSB [  ] Form 11-K [ ] Form
20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 1996
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Nothing in this Form shall be construed to imply that the
Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information
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  Full Name of Registrant:    InterSystems, Inc.

  Former Name, if Applicable:

  Address of Principal Executive Office:  8790 Wallisville
                                          Road
  City, State and Zip Code:   Houston, Texas 77029

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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part
        III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.










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Part III - Narrative
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State below in reasonable detail the reasons why the Form
10-K, 10-KSB, 11-K, 20-F, 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

    See attached Schedule A.

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Part IV - Other Information
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(1)  Name and telephone number of person to contact in
    regard to this notification:

    (Name)               (Area Code)      (Telephone Number)
    Daniel T. Murphy        212              252-7600

(2)  Have all other periodic reports
    required (under Section 13 or 15(d)
    of the Securities Act of 1934) during
    the preceding 12 months (or for such
    shorter period that the registrant
    was required to file such reports) been
    filed?                                       [X] Yes [ ] No

(3)  Is it anticipated that any significant
    change in results of operations from
    the corresponding period for the last
    fiscal year will be reflected by the
    earnings statements to be included in
    the subject report or portion thereof?       [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See Schedule A attached hereto.
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                         InterSystems, Inc.
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            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1997         By:/s/ Daniel T. Murphy
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                               Daniel T. Murphy,
                               Executive Vice President and
                               Chief Financial Officer






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INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                         ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).


                                      Schedule A

Part III - Narrative
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InterSystems, Inc. (the "Company") is unable to file its
annual report on Form 10-KSB for the year ended December
31, 1996 within the period prescribed by the regulations under the Securities Exchange Act of 1934. The delay resulted from the computation of final valuations in connection with the discontinued operations of the Company's Tropical Systems, Inc. subsidiary.

Part IV - Other Information
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Net sales for 1996 are approximately $20,387,000 compared to $15,703,000 for 1995. The Company expects to report a loss from continuing operations of approximately $400,000 for the year ended December 31, 1996 compared with a loss of $478,000 for 1995. The discontinuance of operations of the Company's subsidiary, Tropical Systems, Inc., resulted in a loss from discontinued operations of approximately $1,920,000 for the year ended December 31, 1996 compared with a loss of $217,000 for 1995.